UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-52956

NOTIFICATION OF LATE FILING

[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[X] Form 10-Q
[ ] Form N-SAR

For Period Ended: March 31, 2019

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Quantum Materials Corp.

Former name if applicable:

Address of principal executive office: 3055 Hunter Road

City, state and zip code: San Marcos, TX 78666

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report within the SEC rules and regulations on or before May 20, 2019.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Steven Morse	516	487-1446
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes       [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes      [  ] No

Net loss for the three months ended March 31, 2019 is estimated at approximately $2,158,000 as compared to $2,736,682 for the comparable period of the prior year.

Net loss for the six months ended March 31, 2019 is estimated at approximately $5,713,000 as compared to $7,584,340 for the comparable period of the prior year.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Name of Registrant: QUANTUM MATERIALS CORP.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2019		/s/ Stephen Squires
	By:	Stephen Squires
	Title:	Chief Executive Officer